Mail Stop 3561

December 18, 2009

Timothy P. Halter
Chief Executive Officer
SMSA Gainesville Acquisition Corp.
174 FM 1830
Argyle, Texas 76226

> **RE:** **SMSA Gainesville Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed December 8, 2009**
> **File No. 0-53803**

Dear Mr. Halter:

We have reviewed your response letter and amendment to your Form 10 filed December 8, 2009. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Plan of Reorganization, page 4

1. We note your response to comment four of our November 4, 2009 letter. Please include in your disclosure the information in the first two sentences of that response indicating that you are unable to specifically determine how the $115,000 was utilized but that it was generally used by the Trustee to pay administrative expenses, including attorney and other fees that were incurred during the structuring and implantation of the Plan.

2. We note your response to comment 15 of our November 4, 2009 letter and your related revisions. Please expand your discussion on pages five and 11 to clearly describe the consequences to your stockholders if the Plan Shares are cancelled and voided.

Investigation and Selection of Business Opportunities, page 7

3. We note your response to comment 16 of our November 4, 2009 letter and your related revisions. In the last paragraph on page 9, you state that Timothy P. Halter,

HFG and HFI are affiliated with other shell companies that have similar business activities to you. As a result, you state that Mr. Halter, HFG or HFI may become aware of business activities that may be appropriate for presentation to you, which may cause conflicts of interest in determining to which entity a particular business opportunity should be presented. In these situations, please discuss how Mr. Halter, HFG or HFI will resolve these conflicts and to what extent they will consider your interests in resolving any conflicts.

Contents - Financial Statements, page F-1

4. Please amend your filing to include your interim September 30, 2009 financial statements. See Rule 8-08 of Regulation S-X.

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As appropriate, please amend your Form 10 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Robert Babula, Staff Accountant at (202) 551-3339 or Donna DiSilvio, Senior Accountant, at (202) 551-3202 if you have any questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485, John R. Fieldsend, Staff Attorney, at (202) 551-3343 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Richard Goodner, Esq.
        Facsimile No. (817) 488-2453